VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

DISCLAIMER FOR FORWARD-LOOKING INFORMATION

Certain statements in this report are forward-looking statements, which reflect our management's expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management's current views and are based on certain assumptions and speak only as of April 30, 2020 and 2019. These assumptions, which include, management's current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, (3) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (4) other factors beyond our control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Unless otherwise required by applicable securities laws, the Issuer disclaims any obligation to update any forward-looking statements, whether as a result of new events, circumstances and information, future events or results or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled "Risk Factors" below.

1.1 - Date and Basis of Discussion & Analysis

This management discussion and analysis ("MD&A") is dated as of April 30, 2020 and should be read in conjunction with the audited consolidated financial statements of Vizsla Resources Corp. for the year ended April 30, 2020. The April 30, 2020 Financial Statements are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

The financial statements were approved by the Board of Directors of the Company on August 27, 2020.

1.2 - Overall Performance

Nature of Business

Vizsla Resources Corp. ("Vizsla Resources" or the "Company") was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico as one business segment.

The head office and principal address of the Company is located at #1001-1030 West Georgia Street, Vancouver, B.C. V6E 3B9.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Nature of Business (continued)

On October 24, 2017, the Company entered into an Option Agreement to acquire a 100% interest in 4 mineral claims comprising the Kathleen Mountain Property located in the Princeton Mining Division in the Province of British Columbia, The Kathleen Mountain Property is the sole property of the Company. During the year-ended April 30, 2019, management determined that the property was not viable and terminated the Option Agreement and, as a result, the acquisitions costs and exploration costs in the amount of $435,378 were written off.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held. The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share.

On November 5, 2019, the Company closed a share purchase agreement to acquire the options to consolidated mineral rights, infrastructure and processing facilities in the Panuco- Copala property via the acquisition of 100% of the issued and outstanding shares of Canam Alpine Ventures Ltd. ("Canam").

The Company has never generated revenue or positive cash flows from operations. For the years ended April 30, 2020 and 2019, the Company reported a net loss of $4,207,030 and $889,732, cash deficiency from operating activities of $3,031,810 (2019: $223,657) and has an accumulated deficit of $5,141,223 (April 30, 2019: $934,193). This raises significant doubt about the Company's ability to continue as a going concern. The Company's ability to continue its operations as intended are dependent on its ability to obtain necessary financing and raise capital sufficient to cover its operating costs.

Operations during the year ended April 30, 2020 were primarily related to negotiations in relation to the acquisition of the Company's interest in Canam Alpine Ventures Ltd. and exploration work in anticipation of and subsequent to closing the transaction.

Operations during the year ended April 30, 2019 were primarily related to obtaining the necessary financing, as well as conducting the initial exploration program on the Kathleen Mountain Property and negotiations in order to acquire Northbase Resources Inc. During the period the Company acquired incurred exploration and evaluation assets expenditures in the amount of $307,569. See" Kathleen Mountain Property, Princeton Mining Division, British Columbia" and Northbase Resources Inc.

Financing

During the period from Incorporation on September 26, 2017 to April 30, 2018 the Company issued 5,750,001 common shares for net proceeds in the amount of $299,000. See "Share Capital".

During the year-ended April 30, 2019, the Company issued 5,083,333 common shares pursuant to it's initial public offering, 200,000 common shares as per the Kathleen Mountain Property agreement and 9,100,001 common shares as per the Northbase acquisition agreement.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

On June 6, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 13,192,829 Units of the Company at a price of $0.15 per Unit for gross proceeds of $1,978,924. Each Unit consists of common share and one share purchase warrant exercisable for at $0.25 for a period of 2 years. The fair value of common share component of the Units at the date of issuance was $0.14 being equal to the market price. Therefore, the Company allocated $125,262 to the warrant component. The Company paid a cash fee of $87,150 and issued 621,000 brokers warrants in connection with the financing.

On November 5, 2019, the Company issued 6,250,000 common shares in connection with the acquisition of Canam Alpine Ventures Ltd.

On November 28, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 9,058,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $3,623,400. The Company paid a cash fee of $291,308 and issued 543,510 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

On December 5, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 941,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $376,600. The Company paid a cash fee of $22,596 and issued 56,490 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years. In addition, the Company paid a corporate finance fee of $81,318 and issued 200,000 warrants exercisable at $0.40 for a period of two years.

On December 20, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 5,051,939 common shares of the Company at a price of $0.40 per common share for gross proceeds of $2,020,776. The Company paid a cash fee of $75,341 and issued 88,200 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees of $277,415 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years.

On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $1,813,465 and issued 962,580 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years.

On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $13,464.

During the year ended April 30, 2020, 4,017,245 warrants were exercised for proceeds of $971,117.

During the year ended April 30, 2020, 250,000 options were exercised for proceeds of $102,500.

Subsequent to April 30, 2020, 3,276,964 warrants were exercised for total proceeds of $920,407 and 100,000 stock options were exercised for total proceeds of $36,500.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV.

According to the Agreement, the Company agreed to pay the consideration of $45,000 cash ($30,000 not paid) and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

As according to the Agreement, the Company will issue milestone shares to Canam's owner under the occurrence of milestone events as follows:

- Milestone event 1:	Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;
- Milestone event 2:	Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of April 30, 2020, neither of the above milestone events occurred.

The Company recorded $296,250 and $12,345 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable (note 5)	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

Panuco - Copala Property

On August 8, 2019 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020.

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Following is a summary of the terms of exercising the Options as renegotiated in 2020:

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

	Panuco		Copala
	Work	Payment	Work	Payment
	Commitment	(USD)	Commitment	(USD)
Milestone	(USD)		(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing	1,000,000	-	-	-
On November 02, 2020	-	280,000	711,500	450,000
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-
Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

Costs related to the properties can be summarized as follows:

	Balance, April
	30, 2019 and		Balance, April
	2018	Additions	30, 2020
	$	$	$
Acquisition costs

- Cash	-	45,000	45,000
- Shares issued	-	1,896,987	1,896,987
- Contingent consideration	-	308,595	308,595
- Loan receivable forgiveness	-	1,064,647	1,064,647
- Transaction cost	-	125,190	125,190
	-	3,440,419	3,440,419

Exploration costs

Analysis	-	162,056	162,056
Drilling	-	368,376	368,376
Equipment	-	69,283	69,283
Geological Consulting	-	553,226	553,226
Maintenance	-	174,717	174,717
Field Cost	-	357,157	357,157
Travel and Misc.		64,595	64,595
	-	1,749,410	1,749,410

Balance	-	5,189,829	5,189,829

Kathleen Mountain Property, Princeton Mining Division, British Columbia

On October 24, 2017, the Company entered into an option agreement to acquire a 100% interest in 4 mining claims located in the Princeton Mining District of British Columbia. To acquire the 100% interest, the Company must make cash payments of $105,000 and issue 200,000 of the Company's common shares as follows:

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Date	Cash	Shares
Within 10 days after execution and delivery of the Agreement (paid)	$15,000	-
Within 10 days after listing of the Company's shares on the TSXV or such other public securities market or exchange (paid)	$20,000	200,000
Six-month anniversary after listing of the Company's shares on the TSXV or such other public securities market or exchange	$20,000	-
Twelfth-month anniversary after listing of the Company's shares on the TSXV or such other public securities market or exchange	$25,000	-
Eighteenth anniversary after listing of the Company's shares on the TSXV or such other public securities market or exchange	$25,000	-
	$105,000	200,000

During the term of the option, the Company is required to keep the claims in good standing, and to incur minimum Exploration Expenditures on the Properties of not less than an aggregate of $300,000 as follows:

• $100,000 by the first anniversary of the Effective Date (incurred); and

• an additional $200,000 by the second anniversary of the Effective Date.

These claims are also subject to a 2% Net Smelter Return Royalty payable commencing from the date upon which the Property is put into commercial production. one-half (50%) of which can be acquired at a purchase price of $500,000, leaving the Optionor with a 1.0% remaining Net Smelter Royalty.

During the year ended April 30, 2019, management determined that the property was not viable and terminated the option. As the result, the acquisitions costs and exploration costs in the amount of $435,378 were written off.

Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of NorthBase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of NorthBase shares received one common share of the Company in exchange for each NorthBase share held.

The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share (Note 7). The shares are subject to a four month hold period.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

1.3 - Selected Annual Information

As the Company was incorporated on September 26, 2017, the following table discloses the annual information for the previous two annual periods.

	Year Ended	Year Ended	Period Ended
	April 30,	April 30,	April 30
	2020	2019	2018
Total revenue	$-	$-	$-
Net and comprehensive loss for the year	$(4,207,030)	$(889,732)	$(44,461)
Total assets	$9,639,681	$1,611,322	$277,596
Weighted average number of shares outstanding	39,115,999	11,565,846	4,562,674
Loss per share, basic and diluted	$(0.11)	$(0.00)	$(0.00)

1.4 - Results of Operations

	Year ended	Year ended
	April 30, 2020	April 30, 2019
	$	$

Consulting fees	325,009	17,385
Depreciation	5,056	946
Exploration investigation	137,240	27,461
Foreign exchange loss	300,526	-
Insurance	18,425	-
Management fees	517,667	65,091
Marketing	762,051	-
Office and miscellaneous	387,069	29,285
Professional fees	226,969	48,556
Share based compensation	1,444,377	260,130
Transfer agent and filing	87,508	26,561
Travel and promotion	-	29,004
Loss on abandonment of mineral property	-	435,378
Income tax recovery	(4,867)	(50,065)
Net loss and comprehensive loss for the year	4,207,030	889,732

Consulting fees increased by $307,624 as a result of increased overall activity within the Company as a result of the exploration and evaluation properties. Included in such fees are expenditures related to accounting, back office support, strategic advisory and various other consulting services.

Depreciation fluctuates with equipment purchases and disposals. The Company acquired equipment during the year.

Exploration investigation relates to costs incurred with respect to property evaluation costs and not pursued or prior to the acquisition of the property. This line item is mainly comprised of due diligence fees related to the acquisition of our Mexican properties.

The Company had foreign exchange gains and losses during the year as the Company had activity in a foreign jurisdiction.

The Company has taken insurance policies out in the current year and, as such, has insurance expense.

Management fees increased by $452,576 as a result of the Company having increased activity.

The Company incurred $762,051 in marketing costs during the year including conferences, internet advertising and newsletter opinions.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Office and miscellaneous increased by $357,784 due to increased activity within the Company including rental payments, travel and miscellaneous expenditures.

Professional fees increased by $178,413 as a result of the Company incurring legal fees In relation to the acquisition of the properties.

Share based compensation increased by $1,184,247 as a result of the Company having multiple stock option grants during the year.

Transfer agent and filing fees increased as a result of fees incurred in relation to annual listing, transfer agent costs and payments to the TSX Venture Exchange.

The previous year included $435,378 of loss on abandonment of mineral property. The Company had no such activity in the current year.

1.5 - Summary of Quarterly Results (Unaudited)

The following table provides information on the eight most recently completed quarters:

Fiscal quarters ended	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2020	2020	2019	2019	2019	2019	2018	2018
	$	$	$	$	$	$	$	$
Sales or Revenue					-	-	-	-
Net loss	(969,948)	(2,320,405)	(439,621)	(477,056)	(399,971)	(472,032)	(5,386)	(12,343)
Loss per common share	(0.02)	(0.06)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

1.6 - Liquidity and Capital Resources

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2020 the Company had a cash balance of $2,583,910 (2019: $150,222) to settle accounts payable and accrued liabilities and due to related parties of $142,915 (2019: $68,221). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at April 30, 2020, the Company had cash and cash equivalents on hand of $2,583,910 (2019: $150,222).

During the year-ended April 30, 2020, the Company used $3,031,810 in operating activities (2019: $223,657), used $3,050,106 in investing activities (2019: $314,451), provided by financing activities was $8,515,604 (2019: $597,552).

Shareholder's equity as at April 30, 2020 was $9,496,766 (2019: $1,538,234). During the year-ended April 30, 2020, the Company raised net proceeds of $8,515,604 through the issuance of common stock (2019: $597,552).

1.7 - Capital Resources

The capital resources of the Company as at April 30, 2020 are primarily its cash of $2,583,910. The Company may require additional financing to fund any anticipated operating expenses, to conduct exploration programs or for future acquisitions. The Company anticipates funding future expenditures through equity subscriptions, such as private placements or through the exercise of warrants and options. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or for the amounts desired or that it can be obtained on terms acceptable to the Company and its shareholders.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock.

1.8 - Off Balance Sheet Arrangements

As at April 30, 2020, there were no off-balance sheet arrangements to which the Company was committed.

1.9 - Transactions with Related Parties

During the years ended April 30, 2020 and 2019, the Company has the following related party transactions:

The Company has paid $517,667 (2019: $86,591) to the Company's officers and directors as compensation.

The Company has paid $135,657 (2019: $7,381) to a company with common directors for rent expenses.

The Company has granted 1,761,000 (2019: 2,010,000) stock options in total to directors, officers and consultants of the Company.

As at April 30, 2020, the balance of due to related parties is $25,253. (2019: Due from related parties: $5,000, Due to related parties: $5,500)

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10 - Fiscal Quarter ended April 30, 2020 and 2019

During the three months ended April 30, 2020, the Company incurred operating expenses of $969,948 (2019: $395,104) including amortization of $4,345 (2019: $237), consulting of $156,248 (2019:$52,476), management fees of $120,501 (2019: $Nil), a professional fees recovery of $161,544 (2019: expense of $16,027), due diligence fees of $Nil (2019: $27,461), office and miscellaneous of $23,794 (2019: $14,248), share based compensation of $77,100 (2019: $260,130), marketing of $436,501 (2019: $Nil), transfer agent and filing fees of $14,344 (2019: $16,981), foreign exchange of $300,526 (2019: $Nil), insurance of $3,450 ($Nil) and travel and promotion of $Nil (2019: $7,544).

1.11 - Proposed Transactions

None.

1.12 - Critical Accounting Estimates

The Company has outlined the basis of its critical accounting estimates in Note 4 of the April 30, 2020 Financial Statements.

1.13 - Changes in Accounting Policies - International Financial Reporting Standards ("IFRS")

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements other than the newly adopted accounting policies as stated below:

Adoption of new accounting standards

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company adopted IFRS 16 effective from May 1, 2019 using modified retrospective approach. The adoption does not have impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments (Amendments)

In October 2017, the International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments, incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in November 2017, to address the classification of certain prepayable financial assets.

The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation may be eligible to be measured at either amortized cost or fair value through other comprehensive income. This classification is subject to the assessment of the business model in which the particular financial asset is held as well as consideration of whether certain eligibility conditions are met. The amendments are adopted on May 1, 2019. The adoption of this standard did not have material impact on the Company's consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23 on May 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments is recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not have any impact on the Company's financial results or disclosures.

1.14 - Financial Instruments and Other Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

The Company's financial instruments are cash, due from related parties, loan receivable, due to related parties and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. Refer to Note 1 for further details related to the ability of the Company to continue as a going concern.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2020, the Company had a cash balance of $2,583,910 to settle accounts payable and accrued liabilities and due to related parties of $142,915. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash is held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries do not hold significant monetary assets or liabilities in currencies other than their functional currency and as a result, the Company is not exposed to significant currency risk.

1.15 - Other MD&A Requirements

Summary of Outstanding Securities as at August 28, 2020

Authorized: Unlimited number of common shares without par value.

Issued and outstanding: 89,995,637 Shares (including 7,162,500 Shares held in escrow)

Warrants: 8,933,560 with a weighted average exercise price of $0.50

Stock options: 8,578,000 with a weighted average exercise price of $0.52.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

RISK FACTORS AND UNCERTAINTIES

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in British Columbia, Canada. Due to the nature of the Company's business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), many risk factors will apply. The risks described below are not the only ones facing the Company. Additional risks not presently known to the Company may also impair the business operations.

Going Concern and Financing Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Insufficient Financial Resources

The Company does not presently have sufficient financial resources to meet obligations when they become due, undertake by itself the acquisition, exploration and development of all of its planned acquisition, exploration and development programs. Future property acquisitions and the development of the Company's properties will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, short or long term borrowings or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.

General Economic Conditions

The recent events in global financial markets have had a profound impact on the global economy. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability. These factors could have a material adverse effect on the Company's financial condition and results of operations.

Share Price Volatility

There can be no assurance that an active trading market in our securities will be established and sustained. The market price for our securities could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of our peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of our Company. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the mining sector, which have often been unrelated to the operating performance of particular companies.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Dependence on Others and Key Personnel

The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Government Regulation

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to prospecting, development, production, environmental protection, mining taxes, labor standards, property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Competition

The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties for which titles have been issued are in good standing.

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VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Management Discussion and Analysis For the years ended April 30, 2020 and 2019

Uncertainty of Resource Estimates/Reserve

Unless otherwise indicated, mineralization figures presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.

Limited Experience

The Company has very limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no known resource, and there are no known reserves, on any of the Company's properties.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its projects, on reasonable terms or at all. Delays, or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Dilution to the Company's Existing Shareholders

The Company will require additional equity financing to be raised in the future. The Company may issue securities at less than favorable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

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